Exhibit 3.1

AMENDMENT TO AMENDED AND RESTATED BYLAWS OF

ARUBA NETWORKS, INC.,

a Delaware corporation

Pursuant to a resolution duly adopted by the Board of Directors of Aruba Networks, Inc., a Delaware corporation, effective March 1, 2015, the Amended and Restated Bylaws are amended as follows:

“Section 7.13 FORUM FOR ADJUDICATION OF DISPUTES

“Unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery in the State of Delaware (or, only if the Court of Chancery in the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware), in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this bylaw.”